OMB APPROVAL
OMB Number: 3235-0116 Expires: May 31, 2014 Estimated average burden hours per response. . . . . . . .....8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File No. 000-30148

PNI DIGITAL MEDIA INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SUBMITTED HEREWITH
Exhibit
99.1	Arrangement Agreement between Staples, Inc., Staples Canada Acquisition ULC and PNI Digital Media Inc. dated May 2, 2014
99.2	Voting Support Agreement - Simon Cairns
99.3	Voting Support Agreement - Robert Chase
99.4	Voting Support Agreement - Chris Egan
99.5	Voting Support Agreement- Peter Fitzgerald
99.6	Voting Support Agreement - Kyle Hall
99.7	Voting Support Agreement - David Jaworski
99.8	Voting Support Agreement - Cameron Lawrence
99.9	Voting Support Agreement - Paul Thomas
99.10	Voting Support Agreement - Josef Vejvoda
99.11	Voting Support Agreement - Invesco Canada Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2014	PNI Digital Media Inc. (Registrant)
By: /s/ Cameron Lawrence Name: Cameron Lawrence Title: Chief Financial Officer